Filed pursuant to Rule 433

Registration Statement No. 333-200663

June 6, 2016

TENNECO PRICES $500 MILLION OF 5.00% SENIOR NOTES DUE 2026

Lake Forest, Illinois, June 6, 2016—Tenneco Inc. (NYSE: TEN) today announced that it has priced an offering of $500 million 5.00% senior notes due 2026. Tenneco intends to use the net proceeds of this offering, together with cash on hand or available liquidity, to purchase any and all of its outstanding $500 million 6 7/8% senior notes due 2020 tendered in the tender offer launched June 6, 2016 and to redeem any of such notes that are not tendered. Tenneco anticipates that the refinancing will result in an annualized reduction of its interest expense of approximately $9 million. Tenneco expects to record a charge in the second quarter of approximately $25 million in respect of the purchase of its 6 7/8% senior notes. The offering is not conditioned upon the consummation of the tender offer.

The notes will be general senior obligations of Tenneco and will be guaranteed by each of Tenneco’s material domestic wholly-owned subsidiaries that also guarantee Tenneco’s senior credit facility. These guarantees will be general senior obligations of the guarantors. The notes and guarantees will not be secured by any assets of Tenneco or the guarantors. The sale of the notes is expected to close on or about June 13, 2016, subject to customary closing conditions.

Tenneco has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Tenneco has filed with the Securities and Exchange Commission for more complete information about Tenneco and the offering. A copy of the prospectus supplement and the prospectus relating to the offering may be obtained, when available, by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or by email at dg.prospectus_requests@baml.com.

Tenneco is an $8.2 billion global manufacturing company with headquarters in Lake Forest, Illinois and approximately 30,000 employees worldwide. Tenneco is one of the world’s largest designers, manufacturers and marketers of clean air and ride performance products and systems for automotive and commercial vehicle original equipment markets and the aftermarket. Tenneco’s principal brand names are Monroe®, Walker®, XNOx™ and Clevite®Elastomers.

The disclosures herein include statements that are “forward looking” within the meaning of federal securities law concerning Tenneco’s proposed offering and tender offer. Tenneco’s ability to complete such transactions will depend on prevailing market conditions and other factors. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Contacts:

Linae Golla

Investor inquiries

847 482-5162

lgolla@tenneco.com

Bill Dawson

Media inquiries

847 482-5807

bdawson@tenneco.com